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As filed with the Securities and Exchange Commission on May 14, 2004

Registration No. 333-114308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RADVIEW SOFTWARE LTD.
(Exact name of registrant as specified in its charter)

Israel	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7 New England Executive Park, Burlington, Massachusetts 01803, 781-238-1111 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ilan Kinreich, Chief Executive Officer
RadView Software Ltd.
7 New England Executive Park
Burlington, Massachusetts 01803
781-238-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Galai Sharir, Adv. Sharir, Shiv, Friedman & Co. 3 Azrieli Center Tel Aviv 67023 Israel Telephone 972-3-607-4777 Facsimile 972-3-607-4778	Neil Gold, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 Telephone 212-318-3000 Facsimile 212-318-3400

        Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 14, 2004

PROSPECTUS

9,666,658 Shares

Ordinary Shares

        This prospectus relates to 9,666,658 of our ordinary shares that may be offered for resale by the selling shareholders named in this prospectus and the persons to whom the selling shareholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling shareholders acquired the ordinary shares, additional investment rights to purchase ordinary shares and warrants to purchase ordinary shares directly from us in a private placement. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders, but we will receive proceeds from the exercise, if any, of the additional investment rights or warrants.

        Our ordinary shares are quoted on The Nasdaq SmallCap Market under the symbol "RDVW." The last reported sale price of our ordinary shares on The Nasdaq SmallCap Market on May 13, 2004 was $0.58 per share.

        The selling shareholders may sell their ordinary shares from time to time on The Nasdaq SmallCap Market or otherwise, in one or more transactions at fixed prices, at prevailing market rates at the time of sale or at prices negotiated with purchasers. The selling shareholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the ordinary shares to which this prospectus relates.

        Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2004.

        We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of any offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

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SUMMARY

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration statement. Under this shelf process, the selling shareholders may from time to time sell our ordinary shares that they hold in one or more offerings. This prospectus provides you with a general description of the ordinary shares being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading "Where You Can Find More Information."

        The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC's website at http://www.sec.gov as described under the heading "Where You Can Find More Information."

        Unless the context otherwise requires, "RadView," "us," "we" and "our" refer to RadView Software Ltd. and its subsidiaries.

Company Overview

        RadView provides innovative application testing software and services that enable companies to evaluate and measure the performance of their business-critical web applications. Our software allows companies to accelerate the development and deployment of their web applications and enables the successful implementation of their strategies involving their websites. We also provide support and maintenance services to our installed base of customers.

        We were incorporated in Israel in 1991 and conducted our operations in Israel from 1993 until April 2000, when we relocated our corporate offices to the United States. We maintain our research and development operations in Israel. In August 2000, we completed the initial public offering of our ordinary shares, raising $35.3 million after offering costs.

        Our software products are based on Internet standards and offer an integrated solution to comprehensively assess the scalability, efficiency and reliability of web applications. Our software provides detailed performance analysis and allows companies to verify the performance of their web applications throughout the development lifecycle. As a result, companies can better identify and quickly address performance bottlenecks and other problems, and accelerate the successful deployment of their web applications. Our products and their key features are:

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  WebLOAD: efficiently and accurately simulates the large number and many types of users, extreme fluctuations in traffic and complex usage patterns associated with accessing a website.

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  WebRM: extends the operability of WebLOAD by permitting multiple users to collaborate in a distributed workgroup and facilitates the systematic verification of application quality throughout the application development life cycle from design to development to deployment.

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  WebFT: offers accurate, reliable and highly effective functional testing under real-world conditions across multiple applications and databases, isolating defects and problems that could impact the integrity of web applications.

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  WebLOAD Analyzer: a powerful performance management solution that provides a comprehensive view at any layer of the distributed application system for diagnosing and pinpointing problem areas so they can be resolved quickly and efficiently.

        Over 1,450 customers worldwide have purchased our products, including Fortune 1000 Companies such as Anheuser-Busch, Audi, Bank of America, Best Western, British Telecom, Federal Express,

Fidelity Investments, Hewlett-Packard, IBM, Microsoft, Mitsubishi, Philip Morris, Sun Microsystems and The Vanguard Group.

        Our executive offices are located at 7 New England Executive Park, Burlington, Massachusetts 01803, and our telephone number at that address is (781) 238-1111.

Recent Developments

        On May 3, 2004, we reported that our revenues were $980,000 for the quarter ended March 31, 2004 compared to $1,220,000 for the first quarter of 2003 and that our net loss was $1,151,000, or $0.06 per share, for the quarter ended March 31, 2004 compared to $1,541,000, or $0.09 per share, for the first quarter of 2003.

        On February 11, 2004, we received a letter from the Nasdaq under which we were informed that we were not in compliance with Marketplace Rule 4320(e)(2)(B). This rule requires a listed company to meet one of three tests involving shareholders' equity, market capitalization or net income. The Nasdaq's staff advised us that it would review our eligibility for continued listing on The Nasdaq SmallCap Market. We provided the Nasdaq with our plan to achieve and sustain compliance with The Nasdaq SmallCap Market minimum shareholders' equity requirement of $2.5 million. On April 1, 2004, at the Nasdaq's request, we filed a Form 8-K with the SEC that included a pro forma balance sheet reflecting that our pro forma shareholders' equity as of February 29, 2004 was approximately $2.735 million after giving effect to the receipt of the proceeds of our private placement of 3,333,331 ordinary shares completed on March 17, 2004. On April 5, 2004, the Nasdaq advised us in writing that, based upon its review of our Form 8-K, its staff had determined that we were in compliance with Marketplace Rule 4320(e)(2)(B) and that it had concluded its review of our eligibility for continued listing on The Nasdaq SmallCap Market.

RISK FACTORS

        In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the ordinary shares offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

Risks Related to Our Operations

We have had losses since our inception and expect to incur losses for the foreseeable future.

        We incurred net losses of $17.4 million in 2001, $6.5 million in 2002, $5.1 million in 2003 and $1.2 million in the quarter ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $54.2 million. We expect to incur losses for the foreseeable future and cannot be certain if or when we will achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Our quarterly operating results may fluctuate, and if we fail to meet the expectations of our investors, our share price may decrease significantly and shareholders could lose part or all of their investment.

        Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of investors. The factors that may cause fluctuations of our operating results include the following:

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  the size, timing and terms of sales of our products and services;

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  unexpected delays we may encounter in introducing new versions of our existing products as well as any new future products and services;

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  our ability to successfully retain our direct sales force and international sales organization;

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  our ability to establish and maintain relationships with our partners; and

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  the fixed nature of expenses such as base compensation and rent.

        Due to these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our ordinary shares may decline.

We may need additional capital to finance our operations and may not be able to raise additional financing.

        We will need to raise additional capital to finance our operations unless we are able to generate cash from operations. Cash used in operating activities was $15.7 million in 2001, $5.4 million in 2002 and $4.6 million in 2003.

        In March 2004, we completed a private placement of our ordinary shares, additional investment rights and warrants to purchase our ordinary shares, for which we received approximately $1.8 million of net proceeds. In the future, we may need to raise additional funds through public or private financing, which may include the sale of equity securities. The issuance of these equity securities could result in dilution to our shareholders.

        If we need to raise additional capital, we cannot be certain that we will be able to do so on commercially reasonable terms, or at all. Our limited available working capital has adversely affected our results of operations during the past two years. If we are unable to raise sufficient working capital or to generate cash from operation to support our working capital needs, results of our operations will continue to be adversely affected and our ability to become profitable will also be negatively impacted.

The slow-down in technology spending has had and could continue to have a material adverse effect on our results of operations.

        The deterioration of economies around the world and economic uncertainty that began in 2000 continued throughout most of 2003. This has resulted in a curtailment of technology spending by many businesses across many industries. It has also reduced our ability to forecast orders, also referred to as "low visibility." While we believe that technology spending has shown signs of improvement, we are still uncertain as to whether the improvement will continue, if at all, and how rapidly such improvement will occur. The decline in technology spending has reduced our revenues, and if the recent trends of improvements reverse, there would likely be a material adverse effect on the results of our operations.

We expect to depend on sales of our WebLOAD and WebRM products for substantially all of our revenues for the foreseeable future.

        We anticipate that revenues from our WebLOAD and WebRM products will constitute substantially all of our revenues for the foreseeable future. Consequently, any decline in the demand for our WebLOAD and WebRM products would seriously harm our business.

If we fail to develop new products and enhance our existing products to respond to emerging technologies and industry trends, we may lose market share to our competitors and revenues may decline.

        The target market for our products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards and significant competition. We expect to introduce new products and develop enhancements to our existing products. Our future financial performance depends upon our ability to timely identify new market trends and Internet technology and to develop and commercialize software that is compatible with these emerging trends and technologies. We may not accurately identify trends and technologies or we may experience difficulties that delay or prevent the successful development, introduction or marketing of new or enhanced software products in the future. In addition, our products may not meet the requirements of the marketplace or achieve market acceptance. If we fail to successfully and timely develop and deploy new products or product enhancements, we may lose market share to our competitors and our revenues may decline.

        In addition, our existing software products could become obsolete and unmarketable with the introduction of products, web applications or computer systems employing new technologies or industry standards. If our current software products become obsolete and we fail to introduce new products, our business will not be viable. Further, if our competitors introduce products earlier or that are more responsive than our products to emerging technologies and market trends, we will lose market share to our competitors and our revenues may decline.

We face significant competition from other technology companies and we may not be able to compete effectively.

        The web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies who offer application-testing software, such as Mercury Interactive and Compuware. We also compete against companies that provide a broader spectrum of development tools that include some verification functionality, such as Rational Software. In addition, we compete with companies like Quest Software whose main offering is application performance management software.

        We expect that competition will intensify in the future and that additional competitors will enter the market with competing products as the size and visibility of the market opportunity increases. Increased competition is likely to result in pricing pressures, reduced margins and may result in the failure of our products to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

        Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

        Many of our competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means. If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished. The entry of new competitors into our market could reduce our sales, require us to lower our prices, or both. Many of the factors that affect competition are outside our control, and there can be no assurance that we can maintain or enhance our competitive position against current and future competitors.

Our sales cycle depends partly on factors outside our control and may cause our revenues to vary significantly.

        Our customers view the purchase of our products as an important decision. As a result, our customers may take a long time to evaluate our products before making their purchase decisions and this could result in a long, and often unpredictable, sales and implementation cycle for our products. This may cause our revenues and results of operations to vary significantly from period to period. In addition, we may expend significant sales and marketing expenses during the evaluation period before the customer places an order with us. Our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for broader use within their organizations.

        We usually have no significant order backlog. This makes revenues in any quarter substantially dependent upon orders we receive and deliver in that quarter. Because of this, our revenues and results of operations in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for an investor to evaluate our prospects.

Defects in our products may increase our costs and diminish the demand for our products.

        Our products are complex and they have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. If our products do not perform as intended in specific company environments, we may incur warranty and repair costs, be subject to liability and experience delays. Regardless of the source of the errors, we must divert the attention of our engineering personnel from our research and development efforts to address any errors. We may incur warranty or repair costs, be subject to liability claims for damages related to product errors or experience delays as a result of these errors in the future. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or the products of another vendor, may result in significant customer relation problems and injury to our reputation and may impair the market acceptance of our products and technology.

Failure to develop strategic relationships could limit our growth.

        We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with resellers, systems integrators and distribution partners. If we are unable to maintain our existing marketing and distribution relationships, or fail to enter into additional relationships, we will have to devote substantially more resources to direct sales and marketing of our products. In addition, licenses of our products through indirect channels have been limited to date. Our existing relationships do not, and any future relationships may not, afford us exclusive marketing or distribution rights. Therefore, our partners could reduce their commitment to us at any time in the future. In addition, many of these partners have multiple relationships and they may not regard us as significant for their business. In addition, these partners may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products that compete with our products. Even if we succeed in entering into these relationships, they may not result in additional customers or revenues.

If we fail to manage our geographically dispersed organization, we may fail to implement our business plan and our revenues may decline.

        We have our principal executive offices in the U.S. and conduct our research and development primarily in Israel. In addition, we have sales offices in the U.S., Israel, Germany and the United Kingdom. Our directors, executive officers and other key employees are similarly dispersed throughout the world. Our management must devote resources to manage geographically diverse operations. In addition, conducting international operations subjects us to risks we do not face in the United States. These include:

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  currency exchange rate fluctuations;

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  seasonal fluctuations in purchasing patterns;

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  unexpected changes in regulatory requirements;

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  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

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  difficulties in managing and staffing international operations;

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  potentially adverse tax consequences, including restrictions on the repatriation of earnings;

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  the burdens of complying with a wide variety of foreign laws; and

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  reduced protection for intellectual property rights in some countries.

        Failure to manage our geographically dispersed organization could harm our business.

The success of our business depends on our senior management, including Ilan Kinreich, our Chief Executive Officer and President, whose knowledge of our business and expertise would be difficult to replace.

        Our success depends largely on the continued contributions of our senior management. In particular, we depend on the services of Ilan Kinreich, our Chief Executive Officer and President. Employment agreements with our senior management team and other key personnel, including Mr. Kinreich, do not require a specified service obligation. We also do not carry life insurance on our senior management or other key personnel. If one or more members of our senior management were to terminate their employment, we could experience delays in product development, loss of sales and diversion of management resources.

We may not be able to retain our existing personnel, which could negatively impact development, sales and support of our products.

        In July 2001, October 2001, January 2002 and April 2003, we reduced the number of our employees in order to reduce our operating expenses. As a result, our success depends on our ability to retain our existing experienced employees. If we fail to retain our current employees, our revenues could decline. Competition for qualified personnel is intense, and we may not be able to retain our highly qualified personnel. Our future success also depends upon the continued service of our key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel. None of our key employees are bound by an employment agreement that requires a specified service obligation. If we are not able to retain our existing personnel, we could have difficulty developing, selling or supporting our products.

We may not be able to protect our intellectual property rights and we may lose a valuable asset or incur costly and time-consuming litigation attempting to protect our rights.

        Our success depends upon the protection of our technology, trade secrets and trademarks. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, patent law, trademark law, confidentiality agreements and other contractual arrangements. The protective steps we have taken may be inadequate to deter infringement or misappropriation. We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States.

        Failure to adequately protect against or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, or duplicate our products or our other intellectual property. We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine the scope, validity or enforceability of our intellectual property rights. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

We may be subject to intellectual property infringement claims that, with or without merit, could be costly to defend or settle.

        Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement against us with respect to our products and technology or claims that our intellectual property rights are invalid. Any claims, with or without merit, could:

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  be time-consuming to defend;

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  result in costly litigation;

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  divert management's attention and resources; or

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  delay product delivery.

        In addition, if our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to continue to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business.

We do not have sufficient insurance to cover all of our potential product liability and warranty claims.

        Companies use our products to assure the performance of their web applications. In many cases, web applications serve critical business functions. The sale and support of our products may entail the risk of product liability or warranty claims based on our products not detecting critical errors or problems with web applications that fail in a "live" environment and cause companies financial loss. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we seek to limit our exposure to claims under our license terms and we carry general liability insurance, it is unlikely that our insurance would cover potential claims of this type and our insurance may not be adequate to protect us from all liability that may be imposed. If we are subject to any claims, our results of operations may be harmed.

Risks Relating to the Market for Our Ordinary Shares

Our ordinary shares may be delisted from The Nasdaq SmallCap Market if we are unable to comply with their listing requirements.

        On February 11, 2004, we received a letter from the Nasdaq under which we were informed that we were not in compliance with Marketplace Rule 4320(e)(2)(B). This rule requires a listed company to meet one of three tests involving shareholders' equity, market capitalization or net income. The Nasdaq's staff advised us that it would review our eligibility for continued listing on The Nasdaq SmallCap Market. We provided the Nasdaq with our plan to achieve and sustain compliance with The Nasdaq SmallCap Market minimum shareholders' equity requirement of $2.5 million. On April 1, 2004, at the Nasdaq's request, we filed a Form 8-K with the SEC that included a pro forma balance sheet reflecting that our pro forma shareholders' equity as of February 29, 2004 was approximately $2.735 million after giving effect to the receipt of the proceeds of our private placement of 3,333,331 ordinary shares completed on March 17, 2004. On April 5, 2004, the Nasdaq advised us in writing that, based upon its review of our Form 8-K, its staff had determined that we were in compliance with Marketplace Rule 4320(e)(2)(B) and that it had concluded its review of our eligibility for continued listing on The Nasdaq SmallCap Market.

        We may not be able to continue to satisfy the Nasdaq's listing requirements. If we fail to comply with the listing requirements, our ordinary shares may be delisted from The Nasdaq SmallCap Market. In the event of a delisting, we and our shareholders may experience negative consequences, including:

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  a less liquid trading market for our ordinary shares;

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  loss of investor confidence that could result in the decline in the trading price or volume of our ordinary shares;

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  decrease of our reputation with prospects, customers, employees and vendors, any of which may have a material adverse affect on our business; and

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  reduced access to capital markets in the event we need to raise additional capital.

        In addition, a delisting from The Nasdaq SmallCap Market would trigger exercisability of two series of warrants for the purchase of up to 1,333,328 ordinary shares at exercise prices ranging from $0.87 to $0.99 per share. We issued these warrants in connection with our recent private placement.

The market price of our ordinary shares has fluctuated and may continue to fluctuate significantly.

        Our stock price has fluctuated and may continue to fluctuate significantly. Fluctuations in our share price can occur for reasons that may be unrelated to operating results, including stock market-wide downturns and events in the technology industry as well as in Israel. These fluctuations may adversely affect the market price of our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

        In connection with our private placement in March 2004, we issued to investors the following securities:

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  Additional investment rights exercisable for 3,333,331 of our ordinary shares at a purchase price of $0.81 per share on or after March 11, 2004;

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  Series A warrants that will be exercisable for 1,000,000 of our ordinary shares at an exercise price of $0.87 per share beginning upon the later of September 11, 2004 and the effective date of the registration statement we must file under the terms of the definitive agreement for the private placement;

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  Series B warrants that will be exercisable for 666,668 of our ordinary shares at an exercise price of $0.99 per share beginning upon the later of September 11, 2004 and the effective date of the registration statement;

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  Series C warrants that will be exercisable for up to 666,664 of our ordinary shares at an exercise price of $0.87 per share only if our ordinary shares are delisted from The Nasdaq SmallCap Market, beginning upon the later of the date of such delisting and September 11, 2004; and

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  Series D warrants that will be exercisable for up to 666,664 of our ordinary shares at an exercise price of $0.99 per share only if our ordinary shares are delisted from The Nasdaq SmallCap Market, beginning upon the later of the date of such delisting and September 11, 2004.

        The significant number of ordinary shares that may be issuable at prices that could be less than the then current market price of our ordinary shares could adversely affect the market price of our ordinary shares.

        If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, additional investment rights and warrants, the market price of our ordinary shares may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Our principal shareholders, executive officers and directors have substantial influence over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

        As of April 30, 2004, our officers, directors and principal shareholders beneficially owned 47.5% of our outstanding ordinary shares. As a result, these shareholders may have the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products, which could have a material adverse effect on our business.

        We are incorporated under Israeli law and our primary research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Several countries still restrict business with Israeli companies as a result of the Israeli-Arab conflict. In particular, the hostilities between the State of Israel and the Palestinians have increased in the past three years. The future of peace efforts between Israel and its Arab neighbors is uncertain. Any major hostilities involving Israel could lead to attacks on our suppliers, employees, customers or research facilities, military service obligations of our key employees, interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel, any of which could have a material adverse effect on our business.

If our key personnel are required to perform military service, we could experience disruptions in our business.

        A number of our key personnel in Israel have standing obligations to perform periodical reserve duty in the Israel Defense Forces and are subject to be called for active military duty at any time. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

Because substantially all of our revenues are generated in U.S. dollars, while a portion of our expenses is incurred in New Israeli Shekels, or NIS, inflation in Israel could harm our results of operations.

        Substantially all of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. Our Israeli-based employees' salaries are influenced by inflation in Israel. As a result, any increase in the rate of inflation in Israel may have a negative impact on our dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2002, the rate of inflation in Israel was 6.5%. In 2003, the rate of deflation in Israel was 1.9% and the value of the U.S. dollar decreased in relation to the NIS by 7.6%. We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Israeli regulations may impact our ability to engage in research and development and export of our products in accordance with our current practices.

        Israeli law requires us to obtain a government license to engage in research and development of, and export of, the encryption technology incorporated in our products. We currently have government licenses to engage in production of our encryption technology in our products in their 40- and 128-bit versions. Our research and development activities in Israel would need to be modified to transfer this activity to our U.S. development organization, and our current practice of exporting our products from Israel to the U.S., with embedded encryption technology, would need to be changed if:

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  the Israeli government revokes our current licenses;

  •
  our licenses fail to cover the scope of the technology in our products; or

  •
  Israeli laws regarding research and development, export or use in general of encryption technologies were to change.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

        We received grants and currently receive tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. We may not be able to continue to meet all of these conditions. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or to retroactively pay tax on any income at a higher tax rate than that applying under these benefits. The Government of Israel has reduced the benefits available under these programs in recent years and we cannot guarantee that these programs and tax benefits will continue in the future at their current levels or at all. If the Government of Israel reduces or ends these tax benefits, our business, financial condition and results of operations could be materially adversely affected.

It may be difficult to enforce a U.S. judgment against us or certain of our directors, or to assert U.S. securities laws claims in Israel or serve process on these persons.

        We are incorporated in Israel. The chairman of the board of our directors and one other director are nonresidents of the United States and a portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon these persons in the United States. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

The Israeli Companies Law may cause uncertainties regarding corporate governance.

        The Israeli Companies Law, 1999, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. This law provides for new arrangements in various corporate areas, including shareholder voting rights, fiduciary obligations of shareholders and directors, mergers, tender offers, transactions involving related parties or significant shareholders, and anti-takeover provisions. Until a body of case law develops with respect to this new law, uncertainties will exist regarding its interpretation. These uncertainties could have the effect of inhibiting third party attempts to acquire us, and other transactions and decisions by or involving us.

Provisions of the Israeli law could delay, prevent, or make difficult, a change of control, thereby depressing the price of our ordinary shares.

        Provisions of the Israeli Companies Law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by both the board of directors of a company and a majority of the shares present and voting on the proposed merger at a meeting called upon with at least 21 days' notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

        The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25%

or greater shareholder of the company unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares.

        Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law. For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation.

        These Israeli laws could have the effect of inhibiting third party attempts to acquire us.

USE OF PROCEEDS

        Except for proceeds, if any, received in connection with the exercise of additional investment rights or warrants, we will not receive any proceeds from the sale of ordinary shares by the selling shareholders. Any proceeds received in connection with the exercise of additional investment rights or warrants will be used by us for working capital.

SELLING SHAREHOLDERS

        In March 2004, we issued the securities described below in a private placement.

        Ordinary Shares.    We issued 3,333,331 of our ordinary shares in the private placement.

        Additional Investment Rights.    We issued additional investment rights to purchase 3,333,331 of our ordinary shares in the private placement. The additional investment rights became exercisable on March 11, 2004 and will remain exercisable until the expiration date, which is first anniversary of the effective date of the registration statement of which this prospectus forms a part.

        The exercise price of the additional investment rights is $0.81 per share. This exercise price, and the number of ordinary shares for which the additional investment rights are exercisable, are subject to adjustment in the event of stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our ordinary shares outstanding. If we effect a fundamental transaction, such as a merger, consolidation, sale of substantially all of our assets, tender or exchange offer or reclassification or conversion of our ordinary shares, each holder of an additional investment right will be entitled to receive, upon exercise of the additional investment right, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of the fundamental transaction if it had then been a holder of the ordinary shares issuable upon exercise of the additional investment right.

        We may require the holders of the additional investment rights to exercise the additional investment rights if at any time through and including the expiration date, the closing prices of our ordinary shares as reported by The Nasdaq SmallCap Market (or other national securities exchange, automated quotation system or appraiser selected by our board of directors) for each of 20 consecutive trading days is greater than 200% of the exercise price, and the average daily trading volume of our ordinary shares over that period is at least 250,000 ordinary shares excluding blocks of 25,000 or more ordinary shares.

        Warrants A.    We issued warrants A exercisable for 1,000,000 of our ordinary shares in the private placement. The warrants A will become exercisable beginning upon the later of September 11, 2004 and the effective date of the registration statement of which this prospectus forms a part and will remain exercisable for four and one half years from that date.

        The exercise price of the warrants A is $0.992 per share. This exercise price, and the number of ordinary shares for which the warrants A are exercisable, are subject to the same adjustments described in the second paragraph under the caption "Additional Investment Rights" above. In addition, the warrants A include a weighted average anti-dilution provision which requires the exercise price of the warrants A to be adjusted if we issue ordinary shares or securities convertible, exercisable or exchangeable for ordinary shares (other than ordinary shares issued upon exercise of existing options, additional option or share grants under our employee benefit plans or other specified issuances) at a price per share less than the exercise price of the warrants A.

        The warrants A include the same mandatory exercise provision described in the third paragraph under the caption "Additional Investment Rights" above.

        Warrants B.    We issued warrants B exercisable for 666,668 of our ordinary shares in the private placement. The warrants B will become exercisable beginning upon the later of September 11, 2004 and the effective date of the registration statement of which this prospectus forms a part and will remain exercisable for two years from that date. The exercise price of the warrants B is $0.873 per share. The warrants B include the same adjustment and mandatory exercise provisions as the warrants A described above.

        Warrants C.    We issued warrants C exercisable for up to 666,664 of our ordinary shares in the private placement. The warrants C will be exercisable only if our ordinary shares are delisted from The Nasdaq SmallCap Market, beginning upon the later of the date of delisting and September 11, 2004, and until four and one half years after the later of that date and the effective date of the registration statement of which this prospectus forms a part. 333,332 of our ordinary shares will be issuable upon exercise of the warrants C, unless the selling shareholders exercise the additional investment rights described above before the later of the date of delisting of our ordinary shares from The Nasdaq SmallCap Market and September 11, 2004, in which case 666,664 of our ordinary shares will be issuable upon exercise of the warrants C. The exercise price of the warrants C is $0.992 per share. The warrants C include the same adjustment and mandatory exercise provisions as the warrants A described above.

        Warrants D.    We issued warrants D exercisable for up to 666,664 of our ordinary shares in the private placement. The warrants D will be exercisable only if our ordinary shares are delisted from The Nasdaq SmallCap Market, beginning upon the later of the date of delisting and September 11, 2004, and until two years after the later of that date and the effective date of the registration statement of which this prospectus forms a part. 333,332 of our ordinary shares will be issuable upon exercise of the warrants D, unless the selling shareholders exercise the additional investment rights described above before the later of the date of the delisting of our ordinary shares from The Nasdaq SmallCap Market and September 11, 2004, in which case 666,664 of our ordinary shares will be issuable upon exercise of the warrants D. The exercise price of the warrants D is $0.873 per share. The warrants D include the same adjustment and mandatory exercise provisions as the warrants A described above.

        In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the ordinary shares, including the ordinary shares issuable upon exercise of the additional investment rights and warrants A, B, C and D. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of two years after the effective date of the registration statement of which this prospectus forms a part, such time as all of the ordinary shares issued in the private placement and to which this prospectus relates have been disposed of pursuant to and in accordance with the registration statement of which this prospectus forms a part or the date on which such ordinary shares may be sold pursuant to the SEC's Rule 144(k).

        We are registering for resale by the selling shareholders identified in the table below 3,333,331 ordinary shares we issued in the private placement, 3,333,331 ordinary shares issuable upon exercise of the additional investment rights described above, 1,000,000 ordinary shares issuable upon exercise of the warrants A described above, 666,668 ordinary shares issuable upon exercise of the warrants B described above, up to 666,664 ordinary shares issuable upon exercise of the warrants C described above and up to 666,664 ordinary shares issuable upon exercise of the warrants D described above. We are also registering for resale any additional ordinary shares which may become issuable for no additional consideration pursuant to the anti-dilution provisions contained in each of warrants A, B, C and D or by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our ordinary shares outstanding.

        We prepared the following table based on the information provided to us by the selling shareholders named in the table. None of the selling shareholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

        None of the selling shareholders named in the table is a registered broker-dealer, and except as otherwise set forth in the table, none of the selling shareholders is an affiliate of a broker-dealer.

        We do not know when or in what amounts a selling shareholder may offer ordinary shares for sale. The selling shareholders may choose not to sell any of the ordinary shares offered by this prospectus. Because the selling shareholders may offer all, some, or none of their ordinary shares pursuant to this offering, we cannot estimate the number of ordinary shares that the selling shareholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling shareholders will sell all of the ordinary shares covered by this prospectus (including all of the ordinary shares issuable upon exercise of the additional investment rights and warrants (without regard to limitations on exercise)), and that, therefore, there will be no ordinary shares beneficially owned by the selling shareholders after the offering. We do not know whether any selling shareholder will exercise the additional investment right or any warrant. The holder of each additional investment right or warrant may not exercise such additional investment right or warrant for any ordinary shares that would result in such holder beneficially owning more than 4.999% of our outstanding ordinary shares (including ordinary shares issuable upon such exercise).

        Under the rules of the SEC, beneficial ownership includes ordinary shares over which the indicated beneficial owner exercises voting or investment power. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned.

Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering(1)		Number of Ordinary Shares Issuable Upon Exercise of Warrants A and B(2)	Number of Ordinary Shares Issuable Upon Exercise of Warrants C and D(3)	Number of Ordinary Shares Being Offered(4)
Alexandra Global Master Fund Ltd.(5)	666,666	(6)	166,667	133,332	966,665
Scot Cohen	100,000	(7)	25,000	20,000	145,000
Cranshire Capital, L.P.(8)	666,666	(9)	166,667	133,332	966,665
F. Berdon Co. LP(10)	250,000	(11)	62,500	50,000	362,500
David I. Goodfriend	40,000	(12)	10,000	8,000	58,000
Iroquois Capital LP(13)	333,334	(14)	83,333	66,668	483,335
Amnon Mandelbaum	360,000	(15)	90,000	72,000	522,000
Paul Masters(16)	166,666	(17)	41,667	33,332	241,665
Omicron Master Trust(18)	833,332	(19)	208,333	166,668	1,208,333
Platinum Long Term Growth LLC(20)	666,666	(21)	166,667	133,332	966,665
Smithfield Fiduciary LLC(22)	1,666,666	(23)	416,667	333,332	2,416,665
Vertical Ventures, LLC(24)	916,666	(25)	229,167	183,332	1,329,165

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. Excludes ordinary shares issuable upon exercise of warrants A, B, C and D, none of which are exercisable within 60 days of the date of this prospectus.

(2)
Warrants A and warrants B are exercisable beginning upon the later of September 11, 2004 and the effective date of the registration statement of which this prospectus forms a part. The exercise price of warrants A is $0.992 and the exercise price of warrants B is $0.873.

(3)
Warrants C and warrants D will be exercisable only if our ordinary shares are delisted from The Nasdaq SmallCap Market, beginning upon the later of the date of such delisting and September 11, 2004. The exercise price of warrants C is $0.992 and the exercise price of warrants D is $0.873.

(4)
Includes the number of ordinary shares beneficially owned by the selling shareholder prior to offering, if any, and the number of ordinary shares issuable to the selling shareholder upon exercise of warrants A, B, C and D.

(5)
Alexandra Investment Management, LLC ("Alexandra Management") is the investment advisor for Alexandra Global Master Fund Ltd. Mikhail A. Filimonov serves as the Chairman and Chief Executive Officer of Alexandra Management and has voting and investment control in respect of securities held by Alexandra Global Master Fund Ltd.

(6)
Includes 333,333 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(7)
Includes 50,000 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(8)
Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting and investment control in respect of the securities held by Cranshire Capital, L.P.

(9)
Includes 333,333 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(10)
Frederick Berdon, general partner of F. Berdon Co. LP, has voting and investment control in respect of the securities held by F. Berdon Co. LP. F. Berdon Co. LP is an affiliate of a broker-dealer. F. Berdon Co. LP purchased the securities reflected in the table in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

(11)
Includes 125,000 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(12)
Includes 20,000 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(13)
Josh Silverman, partner of Iroquois Capital LP, has voting and investment control in respect of the securities held by Iroquois Capital LP.

(14)
Includes 166,667 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(15)
Includes 180,000 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(16)
Paul Masters is an affiliate of a broker-dealer. Mr. Masters purchased the securities reflected in the table in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

(17)
Includes 83,333 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(18)
Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over our ordinary shares owned by Omicron, and Winchester may be deemed to share voting and dispositive power over our ordinary shares owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such ordinary shares. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the ordinary shares owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the ordinary shares owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over our ordinary shares owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such ordinary shares and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to our ordinary shares being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling shareholder. No person or "group" (as that term is used in Section 13(d) of the Exchange Act or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(19)
Includes 416,666 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(20)
Harry Adler, officer of Platinum Long Term Growth LLC, has voting and investment control in respect of the securities held by Platinum Long Term Growth LLC.

(21)
Includes 333,333 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(22)
Highbridge Capital Management, LLC ("Highbridge") is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield. Smithfield Fiduciary LLC is an affiliate of a broker-dealer. Smithfield Fiduciary LLC purchased the securities reflected in the table in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

(23)
Includes 833,333 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

(24)
Josh Silverman, partner of Vertical Ventures, LLC, has voting and investment control in respect of the securities held by Vertical Ventures, LLC.

(25)
Includes 458,333 ordinary shares issuable upon exercise of additional investment rights exercisable within 60 days of the date of this prospectus.

PLAN OF DISTRIBUTION

        The selling shareholders may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling ordinary shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such ordinary shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell ordinary shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

        The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver ordinary shares in connection with these trades.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of ordinary shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of ordinary shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of ordinary shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares if liabilities are imposed on that person under the Securities Act.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the ordinary shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the ordinary shares, including the fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their ordinary shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of ordinary shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ordinary shares, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of ordinary shares, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act") may apply to sales of our ordinary shares and activities of the selling shareholders.

LEGAL MATTERS

        The validity of the ordinary shares offered hereby has been passed upon for us by Sharir, Shiv, Friedman & Co., Tel-Aviv, Israel.

EXPERTS

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent auditors, have audited our consolidated financial statements as of December 31, 2003 and for the year then ended included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and in the registration statement. Our financial statements are incorporated by reference in reliance on Kost Forer Gabbay & Kasierer's report, given on their authority as experts in accounting and auditing.

        Luboshitz Kasierer, an affiliate member of Ernst & Young International, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for the year then ended included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and in the registration statement. Our financial statements are incorporated by reference in reliance on Luboshitz Kasierer's report, given on their authority as experts in accounting and auditing.

        Our financial statements as of and for the year ended December 31, 2001 incorporated by reference in this prospectus have been audited by Luboshitz Kasierer Arthur Andersen ("AA"), independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. We have been unable to obtain AA's consent to the incorporation by reference into this prospectus of AA's report with respect to our consolidated financial statements as of and for the year ended December 31, 2001. AA has ceased conducting operations. Accordingly, it is highly unlikely that you will be able to recover damages from AA under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by AA or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements in this prospectus (including the documents incorporated by reference in this prospectus) concerning our business outlook or future performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. We generally use words such as "believe," "may," "could," "will," "intend," "estimate," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our limited operating history and history of losses; significant competition; and other factors detailed in our filings with the SEC. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 450 Fifth Street, N.W., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC, allows us to "incorporate by reference" in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

  •
  Our annual report on Form 10-K for the year ended December 31, 2003;

  •
  Our current reports on Form 8-K filed on March 18, 2004 and April 1, 2004;

  •
  Our quarterly report on Form 10-Q filed on May 13, 2004; and

  •
  The description of our ordinary shares contained in our Registration Statement on Form 8-A dated July 25, 2000.

        This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the

SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. You should review these reports, as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

        Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

        Requests for such documents should be directed to:

        Christopher Dineen
        Chief Financial Officer
        RadView Software Ltd.
        7 New England Executive Park
        Burlington, Massachusetts 01803
        (781) 238-1111

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
SEC registration fee	$987
Legal expenses*	$30,000
Accounting expenses*	$10,000
Printing expenses*	$10,000
Miscellaneous expenses*	$5,000

Total*	$55,987

*
Estimated

Item 15. Indemnification of Directors and Officers

        Our articles of association provide that, to the extent permitted by the Companies Law, we may indemnify our office holders for liability or expense incurred by an office holder as a result of an act done by him in his capacity as an office holder, as follows:

  •
  financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court; and

  •
  reasonable litigation expenses, including attorney's fees, expended by an office holder or charged to him by a court, in proceedings filed against him by us or on our behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

        Our articles of association provide that, to the extent permitted by the Companies Law, we may enter into a contract for the insurance of the liability of our office holders in respect of liability imposed on an office holder as a result of an act done by him in his capacity as an office holder, including the following:

  •
  a breach of his duty of care to us or to another person;

  •
  a breach of his duty of loyalty to us, provided that he acted in good faith and had reasonable grounds to assume that his act would not harm us; or

  •
  financial liability imposed upon him in favor of another person.

        These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify or procure insurance for the liability of an office holder for:

  •
  a breach of the duty of loyalty, unless the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

  •
  an intentional or reckless breach of the duty of care;

  •
  an act done with the intent to unlawfully realize personal gain; or

  •
  a criminal fine or penalty imposed on the office holder.

        In addition, our articles of association provide that, to the extent permitted by the Companies Law, we may release an office holder, in advance, from liability, in whole or in part, for damages resulting from a breach of his duty of care to us.

        We have agreed to indemnify our office holders to the fullest extent permitted under the Companies Law. We have procured liability insurance in the amount of $5,000,000 insuring our directors and officers in connection with their service to us.

        We have undertaken to indemnify, subject to the provisions of the Companies Law, our office holders, for liability or expense incurred thereby in connection with certain claims, specified in the arrangement, related to an action or inaction on the part of the office holder while serving in such capacity. The indemnity for any such claim will not exceed a specified maximum amount. In addition, this arrangement includes an exemption and release of our office holders from any liability related to any breach by an office holder of said officer's duty of care to us, to the maximum extent permitted by the Companies Law.

Item 16. Exhibits

Exhibit No.	Description
5.1	Opinion of Sharir, Shiv, Friedman & Co.*
10.1
Securities Purchase Agreement, dated as of March 10, 2004, by and between RadView Software Ltd. and the purchasers named therein. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 18, 2004).
10.2	Form of Additional Investment Right (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 18, 2004).
10.3	Form of Warrant A (Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on March 18, 2004).
10.4	Form of Warrant B (Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on March 18, 2004).
10.5	Form of Warrant C (Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on March 18, 2004).
10.6	Form of Warrant D (Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on March 18, 2004).
23.1	Notice Regarding Lack of Consent of Luboshitz Kasierer Arthur Andersen.*
23.2	Consent of Independent Auditors, Luboshitz Kasierer, an affiliate member of Ernst & Young International.
23.3	Consent of Independent Auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.4	Consent of Sharir, Shiv, Friedman & Co. (included in Exhibit 5.1)
24.1	Power of Attorney*

*
Previously filed.

Item 17. Undertakings

        (a)   The undersigned registrant hereby undertakes:

    (1)
    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 hereof or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Commonwealth of Massachusetts, on May 14, 2004.

RADVIEW SOFTWARE LTD.
By:	/s/ ILAN KINREICH Ilan Kinreich President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ILAN KINREICH Ilan Kinreich	President, Chief Executive Officer and Director (Principal Executive Officer)	May 14, 2004
/s/ CHRISTOPHER DINEEN Christopher Dineen	Chief Financial Officer (Principal Financial and Accounting Officer)	May 14, 2004
* Shai Beilis	Chairman of the Board of Directors	May 14, 2004
* David Assia	Director	May 14, 2004
* Kathleen A. Cote	Director	May 14, 2004
* William J. Geary	Director	May 14, 2004
* Robert Steinkrauss	Director	May 14, 2004
*By:	/s/ ILAN KINREICH Ilan Kinreich Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Sharir, Shiv, Friedman & Co.*
10.1
Securities Purchase Agreement, dated as of March 10, 2004, by and between RadView Software Ltd. and the purchasers named therein. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 18, 2004).
10.2	Form of Additional Investment Right (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 18, 2004).
10.3	Form of Warrant A (Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on March 18, 2004).
10.4	Form of Warrant B (Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on March 18, 2004).
10.5	Form of Warrant C (Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on March 18, 2004).
10.6	Form of Warrant D (Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on March 18, 2004).
23.1	Notice Regarding Lack of Consent of Luboshitz Kasierer Arthur Andersen.*
23.2	Consent of Independent Auditors, Luboshitz Kasierer, an affiliate member of Ernst & Young International.
23.3	Consent of Independent Auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.4	Consent of Sharir, Shiv, Friedman & Co. (included in Exhibit 5.1)
24.1	Power of Attorney*

*
Previously filed.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX